Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACTSHEET (T2220)

Autocallable Securities Linked to the Lowest Performing of the MSCI Emerging Markets Index and the EURO STOXX 50® Index Offering Period: December 2, 2021 – December 21, 2021

Summary Product Terms

CUSIP	22553PAK5
Issuer	Credit Suisse AG (London branch)
Principal Amount	$1,000 per security
Term	4 years (if not automatically redeemed)
Trade Date	December 22, 2021
Settlement Date	December 28, 2021
Valuation Date	December 19, 2025
Maturity Date	December 29, 2025
Underlyings	MSCI Emerging Markets Index EURO STOXX 50® Index
Initial Level	The closing level of such Underlying on the Trade Date
Final Level	The closing level of such Underlying on the Valuation Date
Underlying Return	(Final Level – Initial Level) / Initial Level
Lowest Performing Underlying	The Underlying with the lowest Underlying Return
Threshold Level	For each Underlying, approximately 92.50% of its Initial Level
Knock-In Level	For each Underlying, approximately 70% of its Initial Level
Autocall Observation Frequency	Annually
Autocall Level
Autocall Observation Date	Automatic Redemption Premium
1st	100% of Initial Level
2nd	Approximately 97.50% of Initial Level
3rd	Approximately 95% of Initial Level
Automatic Redemption Premium
Autocall Observation Date	Automatic Redemption Premium
1st	At least $104
2nd	At least $208
3rd	At least $312
Contingent Return	At least 41.60%

Hypothetical Redemption Amounts

*The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to you. They assume (i) a Contingent Return of 41.60%, (ii) a Threshold Level of 92.50%, (iii) a Knock-In Level of 70% and (iv) the securities are not automatically redeemed and are held to maturity. The numbers appearing in the table have been rounded for ease of analysis.

Underlying Return of Lowest Performing Underlying	Return on the Securities*	Redemption Amount per $1,000 Principal Amount
100%	41.60%	$1,416
50%	41.60%	$1,416
30%	41.60%	$1,416
20%	41.60%	$1,416
10%	41.60%	$1,416
0%	41.60%	$1,416
−5%	41.60%	$1,416
−7.50%	41.60%	$1,416
−10%	0%	$1,000
−20%	0%	$1,000
−30%	0%	$1,000
−31%	−31%	$690
−40%	−40%	$600
−50%	−50%	$500
−100%	−100%	$0

Payoff Description

Automatic Redemption

If, on any Autocall Observation Date, each Underlying closes at or above its Autocall Level, the securities will be automatically redeemed and you will receive the Principal Amount plus the applicable Automatic Redemption Premium. No further payments will be made on the securities.

Redemption Amount at maturity

Unless the securities have been previously automatically redeemed, if, on the Valuation Date, each Underlying closes at or above its Threshold Level, you will receive the Principal Amount plus the Contingent Return.

If the Lowest Performing Underlying closes below its Threshold Level but at or above its Knock-In Level, you will receive the Principal Amount.

However, if at least one Underlying closes below its Knock-In Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. You could lose your entire investment.

Any payment on the securities is subject to our ability to pay our obligations as they become due.

Final terms will be determined on the Trade Date and will be provided in the pricing supplement. The actual Contingent Return and Automatic Redemption Premiums will not be lower than the amounts displayed in this document and the Threshold Levels and Knock-In Levels will not be greater than the levels set forth herein. Please see the accompanying preliminary pricing supplement for more information.

Selected Risk Considerations

The risks set forth below are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Selected Risk Considerations” section herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

•	Risks Relating to the Securities Generally

o	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If any Underlying closes below its Knock-In Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

o	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss.

o	The securities are subject to a potential Automatic Redemption, which exposes you to reinvestment risk. Additionally, because the Autocall Level is reduced at intervals over the term of the securities, the probability that the securities will be automatically redeemed will increase the longer the securities remain outstanding.

o	The securities do not pay interest.

o	The appreciation potential of the securities will be limited to (i) the Automatic Redemption Premium applicable to the relevant Autocall Observation Date or (ii) the Contingent Return.

o	If the securities are automatically redeemed, you will receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium applicable to such Autocall Observation Date and no further payments will be made on the securities.

o	The U.S. federal tax consequences of an investment in the securities are unclear.

•	Risks Relating to the Underlyings

o	The Redemption Amount will be less than the principal amount of securities you hold even if only one Underlying closes below its Knock-In Level on the Valuation Date. The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.

o	Some or all of the assets included in the Underlyings are issued by foreign companies and trade in foreign securities markets.

o	Investors will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities included in the MSCI Emerging Markets Index trade.

o	Some or all of the equity securities included in the MSCI Emerging Markets Index are issued by companies based in emerging market countries.

o	The value of your securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the equity securities included in the EURO STOXX 50® Index are based.

o	Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings.

o	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities comprising the Underlyings.

o	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlyings and could negatively affect your return on the securities.

•	Risks Relating to the Issuer

o	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

o	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

•	Risks Relating to Conflicts of Interest

o	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	Risks Relating to Estimated Value and Secondary Market Prices of the Securities

o	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.

o	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

o	Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $935 and $975 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)), and the estimated value of the securities on the Trade Date may be less than the price to public.

o	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

o	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

Important Notice

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated December 1, 2021, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement: https://www.sec.gov/Archives/edgar/data/1053092/000095010321019006/dp162951_424b2-t2220.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Please note that “we” and “our” refer to Credit Suisse AG and its affiliates in this document.

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